UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-50583

(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K

[X] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: June 30, 2004

[] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR For the Transition Period Ended: ___________

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ___________

      PART I — REGISTRANT INFORMATION

      BioVeris Corporation

      Full Name of Registrant

      Not applicable

      Former Name if Applicable

      16020 Industrial Drive

      Address of Principal Executive Office (Street and Number)

      Gaithersburg, MD 20877

      City, State and Zip Code

      PART II — RULES 12b-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) [X]

    (a)        The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b)        The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

    (c)        The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

      PART III — NARRATIVE

        State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        In June 2004, the Audit Committee of the Board of Directors of BioVeris Corporation (“BioVeris”) commenced an investigation of Meso Scale Diagnostics, LLC. (“MSD”). MSD is a company jointly owned by BioVeris and Meso Scale Technologies, LLC. (“MST”), a company wholly-owned by Jacob Wohlstadter, the son of Samuel Wohlstadter, BioVeris’s Chairman and Chief Executive Officer. The investigation was prompted by the discovery of a series of transactions undertaken by MSD involving the actual or proposed purchase by MSD of certain residential real property and luxury automobiles having an aggregate cost of approximately $7 million. The transactions were entered into by MSD upon Jacob Wohlstadter’s sole approval and without BioVeris’s knowledge. BioVeris subsequently commenced two separate lawsuits in the Court of Chancery of the State of Delaware against MSD, MST and Jacob Wohlstadter.

        On August 12, 2004, BioVeris, MSD, MST and Jacob Wohlstadter settled the two lawsuits pursuant to a settlement agreement that, among other things, also settled other outstanding disputes between the parties. Pursuant to the settlement agreement, on August 13, 2004, MSD provided to BioVeris its financial statements for the year ended December 31, 2003 and the quarters ended March 31 and June 30, 2004.

        To complete its Form 10-Q for the quarter ended June 30, 2004 (“Form 10-Q”), BioVeris’s consolidated financial statements, which must include MSD’s financial information, must be completed . BioVeris adopted FASB Interpretation No. 46, “Consolidation of Variable Interest Entities”, as of March 31, 2004, and accordingly, it must consolidate the financial information of MSD beginning as of March 31, 2004. BioVeris could not complete its consolidated financial statements until it received MSD’s financial statements. Because MSD’s financial statements were not available until August 13, 2004, BioVeris could not complete its consolidated financial statements, and finalize its Form 10-Q on or prior to August 16, 2004, the prescribed due date for the Form 10-Q. BioVeris filed its Form 10-Q on August 17, 2004.

      PART IV — OTHER INFORMATION

    (1)        Name and telephone number of person to contact in regard to this notification

George V. Migausky

(Name)

(301) 869-9800

(Area Code) (Telephone Number)

    (2)        Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

    (3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        As described more fully in BioVeris’s Form 10-Q, in January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 provides guidance on variable interest entities such as the MSD joint venture and the framework through which an enterprise assesses consolidation of a variable interest entity. BioVeris adopted FIN 46 as of March 31, 2004 and has determined that MSD qualifies as a variable interest entity. Accordingly, beginning as of March 31, 2004, BioVeris has consolidated the financial results of MSD. Under the transition guidance of FIN 46, because MSD was created before February 1, 2003, BioVeris has measured the assets, liabilities and noncontrolling interests of MSD as of March 31, 2004 for purposes of the initial consolidation. The amounts of the assets, liabilities and noncontrolling interests are reflective of their respective carrying amounts had FIN 46 been effective when BioVeris first met the conditions to be the primary beneficiary of MSD upon MSD’s inception in 1995. BioVeris has historically recorded approximately 100% of MSD’s losses. Upon implementation of FIN 46, to reflect this change in accounting principle, BioVeris recorded a one-time, non-cash $33.7 million adjustment associated with the $37.5 million payment it made to MSD in connection with the merger and related transactions among BioVeris, IGEN International, Inc. and Roche Holding Ltd, thereby adjusting the book value of BioVeris’s investment in the joint venture to equal the consolidated net assets of MSD.

        As a result of consolidation, the statement of operations for the quarter ended June 30, 2004 reclassified amounts formerly recorded on a “net” basis as equity in loss of joint venture as amounts recorded on a “gross” basis primarily as revenue, product costs, research and development expenses and selling, general and administrative expenses. Therefore, BioVeris’s revenues and expenses for the quarter ended June 30, 2004 increased significantly from the corresponding period in the prior fiscal year. BioVeris’s total revenue and total operating costs and expenses were approximately $8.2 million and $21.5 million, respectively, for the quarter ended June 30, 2004, and $5.1 million and $12.4 million, respectively, for the corresponding period in the prior fiscal year.

BioVeris Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 17, 2004 /s/George V. Migausky
George V. Migausky
Vice President of Finance and
Chief Financial Officer